UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934 (Amendment No. 4)*
Teletouch Communications, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
87951V 10 7
(CUSIP Number)
Marcus D. Wedner Continental Illinois Venture Corporation 231 South LaSalle Street Chicago, IL 60697 (312) 828-8021	COPY TO: Wendy L. Chronister Kirkland & Ellis 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 20, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bank of America Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3		SEC USE ONLY
4		SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14		TYPE OF REPORTING PERSON*
CO
1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NB Holding Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3		SEC USE ONLY
4		SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14		TYPE OF REPORTING PERSON*
CO
1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bank of America, National Association
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3		SEC USE ONLY
4		SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14		TYPE OF REPORTING PERSON*
CO
1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Continental Illinois Venture Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3		SEC USE ONLY
4		SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14		TYPE OF REPORTING PERSON*
CO
1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CIVC Partners I
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3		SEC USE ONLY
4		SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14		TYPE OF REPORTING PERSON*
PN
1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marcus D. Wedner
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3		SEC USE ONLY
4		SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14		TYPE OF REPORTING PERSON*
IN
1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Daniel G. Helle
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3		SEC USE ONLY
4		SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14		TYPE OF REPORTING PERSON*
IN
1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sue C. Rushmore
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3		SEC USE ONLY
4		SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14		TYPE OF REPORTING PERSON*
IN
1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas E. VanPelt, Jr.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3		SEC USE ONLY
4		SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14		TYPE OF REPORTING PERSON*
IN
1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christopher J. Perry
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3		SEC USE ONLY
4		SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14		TYPE OF REPORTING PERSON*
IN

Introductory Statement.

The previous disclosures by the Filing Persons on Schedule 13D, filed September 5, 2001, as amended April 26, 1996, August 30, 1996 and June 26, 2001 ("Amendment No. 3" and, collectively, the "Previous Disclosure"), are further amended by this Amendment No. 4 to Schedule 13D (this "Amendment").

All defined terms used but not defined herein have the meanings set forth in Amendment No. 3.

The information set forth in the Previous Disclosure is amended by this Amendment only as specifically stated.

The Filing Persons hereby make a single joint filing pursuant to Rule 13d-1(k). Information with respect to each of the Filing Persons is given solely by such Filing Persons, and no Filing Person assumes responsibility for the accuracy or completeness of information by another Filing Person. By their signatures on this Amendment, each of the Filing Persons agrees that this Amendment is filed on behalf of such Filing Persons.

The Filing persons expressly disclaim that they have agreed to act as a Group other than as described in this Amendment or the Previous Disclosure. As disclosed in the Previous Disclosure, certain of the General Partners have positions with both CIVC and CIVC Partners I. CIVC, CIVC Partners I and the General Partners, however, have not agreed to act as a Group other than as described in this Amendment or the Previous Disclosure.

Item 4. Purpose of Transaction.

In connection with the exercise of the Option under the Option Agreement, Purchaser acquired all securities of the Company directly owned by CIVC and CIVC Partners I on May 20, 2002. The Option exercise price was $795,818.40.

Except as set forth in the preceding paragraph, as of the date hereof, the Filing Persons do not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure;

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Filing Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Filing Persons beneficially own no shares of Common Stock, or 0% of the Common Stock outstanding.

(b) By virtue of their potential status as a "group" for purposes of Rule 13d-5, each of the members of the Group may be deemed to have shared voting and dispositive power over the shares owned by other members. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that any Filing Person is the beneficial owner of any Common Stock referred to in this Amendment for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Filing Persons in the last 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Filing Persons, only the Filing Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Company reported by this Amendment.

(e) The Filing Persons ceased to be the beneficial owners of more than five percent of the Company's Common Stock on May 20, 2002.

Item 7. Material to be filed as Exhibits.

Exhibit A - Statement of Filing Persons pursuant to Rule 13d-1(k) -- See Signature Page hereof

Statement of Joint Filing

Each of the Filing Persons hereby agrees that this Amendment is filed on behalf of each of the Filing Persons.

SIGNATURE PAGE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 28, 2002

BANK OF AMERICA CORPORATION

By: /s/ James H. Hance, Jr.
Name: James H. Hance, Jr.
Its: Chief Financial Officer and
Vice Chairman of the Board

BANK OF AMERICA, NATIONAL ASSOCIATION

By: /s/ James H. Hance, Jr.
Name: James H. Hance, Jr.
Its: Vice Chairman of the Board

CONTINENTAL ILLINOIS VENTURE CORPORATION

By: /s/ Christopher J. Perry
Name: Christopher J. Perry
Its: President and Managing Director

CIVC PARTNERS I

By: /s/ Marcus D. Wedner
Name: Marcus D. Wedner
Its: General Partner

NB HOLDINGS CORPORATION

By: /s/ James H. Hance, Jr.
Name: James H. Hance, Jr.
Its: Vice Chairman of the Board

/s/ Marcus D. Wedner
Marcus D. Wedner

/s/ Daniel G. Helle
Daniel G. Helle

/s/ Sue C. Rushmore
Sue C. Rushmore

/s/ Thomas E. Vanpelt, Jr.
Thomas E. Vanpelt, Jr.

/s/ Christoper J. Perry
Christopher J. Perry